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April 11, 2016

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0407

Attn: Ivan Griswold

Re:	SecureWorks Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 22, 2016
File No. 333-208596

Ladies and Gentlemen:

SecureWorks Corp. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced registration statement (the “registration statement”) contained in the staff’s letter to the Company dated March 31, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text, and the Company’s responses are set forth in plain text immediately following the applicable comment.

We also are enclosing copies of amendment no. 2 to the registration statement filed on the date of this letter, which contains changes made in response to the staff’s comments, as well as certain updated information, and is marked to show all changes to amendment no. 1 to the registration statement filed on March 22, 2016.

Non-GAAP Financial Measures, page 52

1.	You state that your non-GAAP measures exclude the impact of purchase accounting, which you believe enables more meaningful period-to-period comparisons. Please enhance your disclosures to explain further why you believe including these adjustments in your non-GAAP measures facilitates a more meaningful evaluation of your current operating performance and comparison to your past operating performance and why presenting these measures provides useful information to your investors. We would expect that your revision should describe in greater detail the usefulness of the deferred revenue purchase accounting adjustment.

Securities and Exchange Commission

April 11, 2016

In response to the staff’s comment, the Company has revised the disclosure on page 52 of amendment no. 2 to the registration statement.

Certain Relationships and Related Transactions

Relationship with Dell, page 130

2.	We note your disclosure elsewhere in the filing that during March 2016, you received a capital contribution of $10 million from your parent company. We also note your disclosure on page 130, where you state that “[t]hrough the second quarter of fiscal 2016, Dell also has funded [y]our operating and investing activities as needed and transferred [y]our excess cash at its discretion, but it has advised [you] that it does not intend to do so in future periods.” Please provide us with your analysis for why the March 2016 capital contribution is not discussed as a related party transaction in this section of your filing, and revise your disclosure as necessary to reflect the ongoing financial support from your parent. Refer to Item 404(a) of Regulation S-K.

In response to the staff’s comment, the Company has revised the disclosures on pages 71 and 130 of amendment no. 2 to the registration statement.

Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Subsequent Events, page F-35

3.	Regarding the March capital contribution, please revise to describe the form and terms of the capital contribution.

In response to the staff’s comment, the Company has revised the disclosure on page F-35 of amendment no. 2 to the registration statement.

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Securities and Exchange Commission

April 11, 2016

If the staff has any questions or requires additional information concerning the above matters, please contact the undersigned at (703) 610-6189 or, in my absence, Richard Parrino of our firm at (202) 637-5530.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

Enclosures

cc (w/encl):	Michael R. Cote
President and Chief Executive Officer
SecureWorks Corp.

Janet B. Wright
Vice President-Corporate, Securities
& Finance Counsel
Dell Inc.